Exhibit 99.2

Annual general meeting of TELUS Corporation
Notice and access notification to shareholders

Meeting date and location

Date:	May 11, 2017

Time:	10:00 a.m. (ET)

Place:	TELUS House

3rd Floor, 25 York Street, Toronto, Ontario M5J 2V5

Why am I receiving this notice?

As permitted by Canadian securities regulators, TELUS Corporation (the Company) is providing you with access to our 2017 information circular (Information Circular) for the annual general meeting (Meeting) as well as the 2016 annual report (together, the Meeting Materials), electronically, instead of mailing out paper copies. This notice provides you with information on how to access and view the Meeting Materials online and/or request paper copies. Accompanying this notice is the proxy or voting instruction form that you will need to vote.

Where can I access the Meeting Materials online?

The Meeting Materials can be viewed online at www.SEDAR.com as of April 7, 2017 or at http://www.envisionreports.com/telus2017 until April 7, 2018.

How can I obtain a paper copy of the Meeting Materials?

At any time prior to the date of the Meeting, you can request a paper copy of the Meeting Materials, free of charge, by either calling the phone number or accessing the website below and entering the control number on your proxy or voting instruction form:

Phone (toll-free): 1-866-962-0498 (or 514-982-8716 for shareholders outside of Canada and the United States)

Website: http://www.envisionreports.com/telus2017

Requests for paper copies made before the date of the Meeting will be sent to you within three business days of receiving your request. Therefore, to receive the Meeting Materials prior to the Proxy Deadline for the Meeting described below, you should make your request before 5:00 p.m. (ET) on April 25, 2017. To receive the Meeting Materials prior to the Meeting, you should make your request before 5:00 p.m. (ET) on April 27, 2017.

On or after the date of Meeting, you can request a paper copy of the Meeting Materials, free of charge, by calling toll-free at 1-800-667-4871 (or 604-643-4113 for shareholders outside of North America) and a paper copy will be sent to you within 10 calendar days after receiving your request.

Requests for paper copies of the Meeting Materials can be made until April 7, 2018.

Please view the Information Circular prior to voting

01ANNE

What matters are being received or voted on at the Meeting?

The following items are being received or voted on. All shareholders are reminded to review the Information Circular before voting.

Business of the Meeting	Refer to the Information Circular
Financial statements - Receive the Company’s 2016 audited Consolidated financial statements together with the report of the auditors on those statements	See “1. Report of management and Consolidated financial statements”
Election of directors - Elect directors of the Company for the ensuing year	See “2. Election of directors”
Appointment of auditors - Appoint Deloitte LLP as auditors for the ensuing year and authorize the directors to fix their remuneration	See “3. Appointment of auditors”
Say on pay - Consider an advisory resolution on the Company’s approach to executive compensation	See “4. Approval of executive compensation approach - say on pay”

How do I vote my shares?

If you cannot attend the Meeting, you may vote in any of the following ways. You will need your control number contained in the accompanying proxy or voting instruction form in order to vote.

Voting method
Internet voting	Go to www.investorvote.com
Telephone voting	Call the toll-free number shown on the form of proxy or voting information form
Voting by mail or delivery	Complete the form of proxy or voting instruction form and return it in the envelope provided

To be valid, proxy or voting instruction forms must be received by TELUS, c/o Computershare Trust Company of Canada at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 no later than 5:00 p.m. (ET) on May 9, 2017 or, if the Meeting is adjourned or postponed, by 5:00 p.m. (ET) on the second-last business day before the reconvened meeting date (the Proxy Deadline). TELUS reserves the right to accept late proxies and to waive the Proxy Deadline, with or without notice, but is under no obligation to accept or reject any particular late proxy.

Who can I contact if I have questions about notice and access?

Shareholders with questions about notice and access can call toll-free at 1-866-964-0492 or 514-982-8714 for holders outside of Canada and the United States.

Please view the Information Circular prior to voting

01ANNE